Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON OCTOBER 30, 2009

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo at 5:00 pm.

CHAIR:	Roberto Egydio Setubal.

QUORUM:	The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Accepted the notice of resignation delivered today by the Director Guillermo Alejandro Cortina.
Recorded in summarized format a vote of thanks and of success in his new challenges.

São Paulo (SP), October 30, 2009. (signed) Roberto Egydio Setubal and Alfredo Egydio Arruda Villela Filho – Vice-Presidents; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer